

November 16, 2021

Ryan Albano
Chief Financial Officer
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

> **Re: Broadstone Net Lease, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 8-K filed November 1, 2021**
> **File No. 001-39529**

Dear Mr. Albano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 1, 2021

Exhibits

1.   We note you provided 2021 guidance ranges for AFFO within Exhibit 99.1. In future earnings releases, please provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future earnings releases to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Form 10-K for the year ended December 31, 2020

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies

Earnout Liability, page 87

2. You disclose that the earnout liability payable in common shares and OP Units were originally subject to a redemption rights agreement, and therefore were initially classified as liabilities. You further disclose that the redemption rights with respect to the common shares and OP Units terminated upon completion of the IPO. We note you reclassified the earnout liability to equity for the common shares and OP units associated with the third and fourth earnout tranches as of the date of the IPO. We further note you reclassified the earnout liability to equity for the common shares and OP units associated with the first and second earnout tranches on December 31, 2020. Please clarify for us how you determined it was unnecessary to reclassify the amounts related to the first and second earnout tranches as of the date of the IPO. Within your response, please reference the authoritative accounting literature management relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John D. Callan Jr.